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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

          APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.  Name of issuer  or person  filing ("Filer"):          BALLARD POWER  SYSTEMS
    INC.

B.  This is [check one]
    [X]  an original filing for the Filer
    [ ]  an amended filing for the Filer

C.  Identify the filing in conjunction with which this Form is being filed:

    Name of registrant       Ballard Power Systems Inc.

    Form type       F-10

    File Number (if known)  _____

    Filed by       Ballard Power Systems Inc.

    Date  Filed (if filed  concurrently, so indicate)          December 11, 2002
(Concurrently)

D.  The Filer is incorporated or organized under the laws of       Canada
    and has its principal place of business at (Address in full and telephone number)

             9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J9, Canada

             (604) 454-0900

E. The Filer designates and appoints CT Corporation System, 111 8th Avenue, New York, New York 10011, (212) 894-8940, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

    (a)  any  investigation  or  administrative  proceeding  conducted  by   the
         Commission; and

    (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on December 11, 2002 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities,
         (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on
         Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 4d-1 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof has been made.

F. Each person filing this Form in connection with the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-14F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.

    Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada this 11th day of December, 2002.

Filer: BALLARD POWER SYSTEMS INC.                            By: /s/ Noordin Nanji
                                                                Name: Noordin Nanji
                                                                Title: Vice-President, Corporate Strategy &
                                                                     Development and Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

(Signature)  /s/ CT Corporation System
(Name)       CT Corporation System
(Title)      Agent
(Date)       December 11, 2002

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